Exhibit (d)(2)

RAND WORLDWIDE, INC.

Re:	Optionholder Notice and Acknowledgment

Acceleration of Options and Net Settlement

Dear Optionholder:

This letter relates to your stock option agreement(s) with Rand Worldwide, Inc. (the “Company”), each of which sets forth the terms of an option (each an “Option” and collectively, the “Options”) granted to you pursuant to the Company’s Omnibus Equity Compensation Plan or a predecessor plan that provides you the right to purchase the respective number of shares (each an “Option Share”) of the Company’s common stock at the respective exercise price per share set forth in such stock option agreement(s).

The Company is offering to repurchase shares of its common stock in a self-tender offer. The details of that tender offer are described in an Offer to Purchase document, which has been made available to you and can be found in the “Investor Center” section of the Company’s website or on the Securities and Exchange Commission’s website at www.sec.gov under “Filings.”

In connection with the tender offer, this letter serves as notice to you that the Company’s board of directors (the “Board”) has voted to accelerate the vesting schedule of all unvested Options effective September 29, 2014.

If you wish to participate in the tender offer by selling the Option Shares subject to your Options, you must exercise your Options and then tender the Option Shares.

To assist you in participating in this tender offer if you desire to do so, the Board has voted to allow option holders who wish to exercise their Options and participate in the tender offer to modify their Options to allow for payment of the Option exercise price pursuant to a net settlement program. Under the net settlement program, you will not be required to deliver payment of the exercise price of your Options in cash or by personal check in order to exercise your Options. Instead, upon the exercise of your Options, the Company will retain the number of Option Shares necessary to cover the cost of the exercise price and required tax withholding associated with the exercise of your Options. For the purposes of covering the cost of the exercise price and required tax withholding, the fair market value of your Option Shares will be deemed to be $1.20 per share, which is the same price per share at which the Company is offering to repurchase its shares in the tender offer. Following such net settlement, you will be issued the balance of the Option Shares, which will be available for participation in the tender offer.

Your ability to utilize a net settlement program to exercise your Options is conditioned on your tender of the balance of your Option Shares in the tender offer. To use a net settlement program you must: (i) agree to tender the balance of your Option Shares in the tender offer by signing the attached election form, (ii) exercise your Options as described below, and (iii) deliver a Letter of Transmittal tendering the balance of your Option Shares to the depositary for the tender offer as described in the Offer to Purchase.

You should understand that, with respect to any Options that are intended to qualify as Incentive Stock Options (“ISO”), the ability to use a net settlement program to exercise your Options will be considered a modification of the stock option, which will disqualify your Option from being treated as an ISO. We recommend you consult with your tax or financial advisor regarding any tax implications of this modification.

You are not required to use a net settlement program to exercise your Options to participate in the tender offer. You may pay the Option exercise price in cash or by personal check. You also may choose not to exercise your Options or participate in the tender offer. We urge you to read the Offer to Purchase document carefully when deciding whether to exercise your Options and participate in the tender offer.

If you choose to exercise options to participate in the tender offer, there can be no assurance that any such acquired shares you tender will be accepted by the Company and purchased for cash. The tender offer is subject to certain conditions, which may not be satisfied or waived, as outlined in Section 10 of the Offer to Purchase. Furthermore, in the event that more than 27,530,816 shares of the Company’s common stock are validly tendered in the tender offer, the Company will purchase only 27,530,816 shares in the aggregate, on a pro rata basis from all stockholders who have tendered shares. Thus, even if the tender offer is completed, the Company may not purchase all of the shares of common stock that you tender.

If you wish to modify your Options to pay the option exercise price through the use of a net settlement program, you must indicate your intent below and sign this agreement and return it to David Hummel in the Owings Mills office before October 24, 2014. If you do not sign and deliver this letter before October 24, 2014, you will have agreed NOT to modify your Options to permit payment of the Option exercise price pursuant to a net settlement program.

If you wish to modify your Options to pay the option exercise price through the use of a net settlement program, you must also complete the “notice of exercise” form(s) attached to your stock option agreement(s) and return the form(s) to the Company following the instructions on such form. Please note that the “notice of exercise” form is separate from this election to modify your Options. If you do complete and return this election to modify your Options by following the instructions above, you will not need to include cash payment with your notice of exercise. Please note that after you deliver your notice of exercise, it will take several days for the Company to process the exercise of your Options and for the Company’s transfer agent to issue your Option Shares in book entry form. You will then need to deliver a Letter of Transmittal to the depositary for the tender offer as described in the Offer to Purchase.

The tender offer is currently scheduled to expire at 5:00 p.m., New York City time, on November 3, 2014, unless it is extended as described in the Offer to Purchase (such time and date, as they may be extended, the “Expiration Date”). Notwithstanding the October 24, 2014 deadline for electing to use a net settlement exercise procedure, you must make sure to complete all paperwork in sufficient time for your Option Shares to be issued to you, and for you to complete the delivery of those shares to the depositary for the tender offer (as described in the Offer to Purchase), by the Expiration Date. Even if the Expiration Date of the Offer is extended, the October 24, 2014 deadline for electing to modify your Options to use a net settlement procedure will not be extended.

If you have any questions, please contact David Hummel at (410) 753-1545 or dhummel@rand.com.

Sincerely,

Lawrence Rychlak

President and Chief Financial Officer

This communication is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Rand Worldwide, Inc. common stock. The Company’s offer to buy shares of its common stock is being made only pursuant to the Offer to Purchase and the related materials dated October 3, 2014, as amended and supplemented from time to time. Stockholders and optionholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission’s web site at www.sec.gov. Stockholders and optionholders may also obtain a copy of these documents, without charge, from the information agent, Georgeson, Inc., by calling toll free: 866-357-4029.

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors, nor the information agent or the depositary for the tender offer, make any recommendation to you as to whether you should tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender.

ELECTION TO MODIFY OPTIONS

TO ADD A NET SETTLEMENT PROGRAM

Yes. I wish to modify my Options to allow for payment of the option exercise price through the use of a net settlement program.

No. I do not wish to modify my Options to allow for payment of the option exercise price through the use of a net settlement program.

If you checked “Yes” above: By signing below, you agree to both: (i) exercise your Options and (ii) deliver a Letter of Transmittal tendering the balance of your Option Shares to the depositary for the tender offer as described in the Offer to Purchase.

Signature

Name of Optionholder

Option Agreement dated:                              Number of Shares:                      Exercise Price: